

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 11, 2017

Via E-mail
Frank C. Steininger
Senior Vice President, Chief Financial Officer and Treasurer
Civeo Corporation
Three Allen Center
333 Clay Street, Suite 4980
Houston, TX 77002

> **Re:** **Civeo Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-36246**

Dear Mr. Steininger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 3. Impairment Charges, page 104
1. Please tell us how asset groups compare to properties and clarify which properties have experienced impairment. Include within your response whether or not the properties identified as closed on pages 11-16 are impaired. For any unimpaired properties that were tested for impairment, show how the carrying values compare to the fair values.

Item 15. Exhibits, Financial Statement Schedules
2. Please tell us how you determined that you should not include Schedule III. Reference is made to Rule 5-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 if you have any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities